China Discovery Acquisition Corp. Announces New Date for Special Meeting of Shareholders to Complete its Transaction with HeNan Smart Food Company Limited

BEIJING, June 22 /PRNewswire-FirstCall/ --China Discovery Acquisition Corp. (OTC Bulletin Board: CADQ, CADWE, CADUE) (“China Discovery”) today announced that it is re-scheduling the previously announced special meeting of shareholders which was to take place on Friday, June 19, 2009 and at which its shareholders were to vote on, or submit a proxy to vote on, among other matters, a proposal to approve the acquisition by China Discovery of all of the outstanding securities of the parent company of HeNan Smart Food Company Limited, resulting in HeNan Smart Food Company Limited (“HeNan Smart Food”) becoming an indirect wholly owned subsidiary of China Discovery.

The special meeting will be adjourned until Wednesday, June 24, 2009 at its original time and location. The record date for the special meeting remains May 22, 2009. Shareholders who have previously sent in proxy cards or given instructions to brokers do not need to re-cast their votes.

About China Discovery Acquisition Corp.
China Discovery Acquisition Corp., a Cayman Islands company, is a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the People’s Republic of China.  China Discovery consummated its initial public offering on June 26, 2007 and generated aggregate gross proceeds of $35,750,000 (which includes $1,250,000 in proceeds from a private placement of units and warrants consummated simultaneously with the initial public offering).

About HeNan Smart Food Company Limited
HeNan Smart Food Company Limited is a leading producer and distributor of instant noodles in the People’s Republic of China. HeNan Smart Food commenced operations in 1991 and became a Sino-foreign joint venture in 1995. HeNan Smart Food has since grown into one of the leading brands in the instant noodle industry, especially in secondary cities, counties and rural areas in China.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about China Discovery Acquisition Corp., HeNan Smart Food Company Limited and their combined business after completion of the proposed transaction.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of China Discovery’s and HeNan Smart Food’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which HeNan Smart Food is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting HeNan Smart Food’s revenue and profitability;
•	HeNan Smart Food’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in China Discovery’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  Neither China Discovery nor HeNan Smart Food assume any obligation to update the information contained in this press release.

Additional Information and Where to Find It
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of China Discovery, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

In connection with the proposed transaction and required shareholder approval, China Discovery submitted to the Securities and Exchange Commission its final proxy statement under cover of a Form 6-K dated June 2, 2009, which final proxy statement was mailed to its shareholders.  China Discovery shareholders and other interested persons are urged to read the final proxy statement, and other relevant materials since they will contain important information about China Discovery, HeNan Smart Food and the proposed transaction with HeNan Smart Food.  Such persons can also read China Discovery’s final proxy statement for a description of the security holdings of the China Discovery officers and directors and their respective interests in the successful consummation of the proposed transaction.  The final proxy statement was mailed to shareholders as of May 22, 2009 on or about June 2, 2009.  China Discovery shareholders may obtain a free copy of such filings at the Securities and Exchange Commission’s internet site (http://www.sec.gov).  Copies of such filings can also be obtained, without charge, by directing a request to China Discovery (Tower C, Van Tone Centre, Suite 1203; 6 Chaowai Street, Chaoyang District; Beijing 100020; People’s Republic of China).

Participants in Solicitation
China Discovery and its directors and executive officers and HeNan Food Limited and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of China Discovery ordinary shares in respect of the proposed transaction.  Information about the directors and executive officers is set forth in the final proxy statement, which was filed with the Securities and Exchange Commission under cover of a Form 6-K on June 2, 2009.